SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: February 2002

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-        .

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated February 27, 2002, in respect of its 2001 financial results.

                                  News Release

For immediate release

           World Heart Corporation Announces 2001 Year-End Results and
                                Corporate Update

OTTAWA - February 27, 2002 (NASDAQ: WHRT, TSE: WHT) - World Heart Corporation (WorldHeart) today announced 2001 year-end results. WorldHeart's Novacor(R) LVAS product recorded strong U.S. sales growth, positive reliability data, FDA approved expanded enrollment in its long-term U.S. clinical trial (INTrEPID), and completion of the Novacor product enhancement program for introduction during 2002, subject to regulatory approval.

WorldHeart's next-generation product, HeartSaverVAD(TM), underwent extensive testing of implanted electrical cables, connectors, and related components in preparation for Canadian clinical trials planned to resume in the second half of 2002.

"Ventricular assist therapy for late stage heart failure patients has recently drawn increasing interest from the medical and investment communities. This was fuelled by the successful heart transplant for Mr. Pete Kenyon, by Yale-New Haven Hospital in January 2002, after more than three years of support by a Novacor(R) LVAS and by the results of the REMATCH Clinical Trial reported in November of last year," said Dr. Tofy Mussivand, Chairman and Chief Scientific Officer.

"By year-end, 98 patients worldwide had been supported by Novacor(R) LVAS for more than one year, with 79% of these patients either continuing to live with support from the device or successfully transplanted," continued Dr. Mussivand. "The rate of enrollment in WorldHeart's INTrEPID Trial accelerated during the second half of the year, ending with 37 patients enrolled, of whom 23 were device recipients."

"By year-end, more than 1300 Novacor(R) LVAS recipients had been supported worldwide with no deaths resulting from device failure. These factors contribute to our confidence that Novacor(R) LVAS will gain acceptance for Destination Therapy and will capture an increasing share of bridge-to-transplant requirements," Dr. Mussivand said.

The HeartSaverVAD(TM) continues to be the only pulsatile VAD in development that is designed to be totally implantable in the chest, remotely powered, monitored and controlled. Clinical trials of HeartSaverVAD(TM) are planned for the second half of 2002. Pre-clinical testing conducted in 2001, with 17 animals for durations ranging from 13 to 91 days, produced excellent pathology, biocompatibility and performance results. Irregularities identified in performance of implanted electrical systems required redesign and improvement of the cables, connectors and related components to achieve full reliability. These systems were undergoing exhaustive tests by fourth-quarter, with pre-clinical trials planned to resume in the first quarter as previously announced.

Revenues for the year were $8,252,624, compared with $4,674,485 for 2000. All revenue is generated by Novacor(R) LVAS, acquired on June 30th 2000 from Edwards Lifesciences LLC. Gross margin for the year was ($34,434) compared with ($2,594,860) the year before. Net loss for the year was $65,666,568, or $4.36 per share, compared with a loss of $30,385,422 or $2.04 per share last year. Losses reflect continued investment in Research and Development and trials. Cash used in operations for 2001 was $40,622,889 compared with $21,623,781 a year ago.

                                   WORLDHEART

    World Heart Corporation o 1 Laser Street Ottawa, Ontario, Canada K2E 7V1
                   Phone: (613) 226-4278 o FAX: (613) 226-1008
                               www.worldheart.com

Cash and short-term investments at December 31st, 2001 totaled $22,226,459 compared with $46,547,542 on the same date in 2000. These resources, together with tax credits receivable of $2,770,000 and a $9.98 million investment announced in November 2001 by Technology Partners Canada is expected to fund the company's operations through 2002.

WorldHeart will hold a conference call at 4:00 p.m. on February 27, 2002. To participate, please call 1-888-424-1784 ten minutes before the call begins.

World Heart Corporation is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) Left Ventricular Assist System is already well established in the marketplace and its next- generation technology, HeartSaverVAD(TM), is being developed as a fully implantable assist device for patients with end-stage heart disease. World Heart Corporation has offices in Canada and the United States.

WorldHeart is a public company whose stock trades on the NASDAQ National Market (ticket symbol: WHRT) and the Toronto Stock Exchange (ticket symbol: WHT).

                                     -30-

Note:  Financial highlights are attached.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

For further information, contact:

Shareholder and Financial Community
Ian W. Malone
Vice-President Finance and Chief Financial Officer
Ph: 613-226-4278
Fx: 613-723-8522
Email: ian.malone@worldheart.com

Media
Michelle Banning
Manager Corporate Communications
Ph: 613-226-4278
Fx: 613-723-8522
Email: michelle.Banning@worldheart.com

      World Heart Corporation Highlights of Consolidated Statement of Loss
                  (Amounts in thousands, except per share data)
                                Canadian Dollars

                                                         Year ended
                                                        December 31,
                                               2001                     2000
--------------------------------------------------------------------------------


Revenue                                    $     8,253              $     4,674
Cost of goods sold                              (8,287)                  (7,269)
                                           -------------------------------------
Gross margin                                       (34)                  (2,595)
                                           -------------------------------------
Expenses
  Selling, general and administrative          (13,258)                  (6,760)
  Research and development                     (33,595)                 (18,396)
  Amortization of intangibles                  (15,210)                  (7,492)
                                           -------------------------------------
                                               (62,063)                 (32,648)
                                           -------------------------------------
Loss before other income (expenses)            (62,097)                 (35,243)
Other income (expenses)                         (8,558)                    (685)
                                           -------------------------------------
Loss before income taxes                       (70,655)                 (35,928)
Income tax recovery                              4,988                   5,543
                                           -------------------------------------
Net loss for the year                      $   (65,667)             $   (30,385)
                                           =====================================
Weighted average number of common
  shares outstanding                        15,069,229               14,878,625
                                           =====================================
Basic and diluted loss per common share    $     (4.36)             $     (2.04)
                                           =====================================


                    Highlights of Consolidated Balance Sheet
                             (Amounts in thousands)
                                Canadian Dollars

                                                             December 31,
                                                         2001            2000
--------------------------------------------------------------------------------
 ASSETS
 Current assets                                       $  37,854       $  59,494
 Capital assets                                           5,294           6,264
 Goodwill, intangibles and other assets                  34,735          50,167
                                                      --------------------------
                                                      $  77,883        115,925
                                                      ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                   $  11,656       $   8,466
Future income taxes                                           -           4,829
Redeemable convertible preferred shares                  65,685          55,212
Capital lease obligation                                     64             226
                                                      --------------------------
                                                         77,405          68,733
                                                      --------------------------
Shareholders' equity
Capital stock, warrants and paid in capital             130,094         110,704
Accumulated deficit
                                                       (129,616)        (63,512)
                                                      --------------------------
                                                            478         47,192
                                                      --------------------------
                                                      $  77,883       $ 115,925
                                                      ==========================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation


Date: March 1, 2002                    By:  /s/ Ian Malone
                                          --------------------------------------
                                          Name:   Ian Malone
                                          Title:  Vice President Finance
                                                  and Chief Financial Officer